PFG Fund V, LLC

10200 W. 44th Avenue, Suite 220

Wheat Ridge, CO 80033

December 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A POS, as amended (the “Offering Statement”)
CIK 0001837189
File Number: 024-11412
Request for Withdrawal Pursuant to Rule 259(a) of Post-Effective Amendment to Form Type 1-A POS Filed on September 13, 2023

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933, as amended (the “Act”), PFG Fund V, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) withdraw the above referenced filing on Form 1-A POS. No securities have been sold under the previously filed Form 1-A POS.

We appreciate the SEC’s assistance with the above referenced filing. Should you or your office have any questions, please feel free to contact Kevin Kim, Esq., counsel to the Company, at (949) 379-2600.

Sincerely,

/s/ Kevin Amolsch

Kevin Amolsch

President of Pine Financial Group, Inc.,

Manager of PFG Fund V, LLC

Geraci LLP
Saher Hamideh, Esq.